FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY
COMMISSION FILE NO. 001-33841

1 Shareholder Presentation, May 2012 The Vulcan Value Proposition May 2012 We provide the basic materials for the infrastructure investments needed to strengthen the American economy

2 Shareholder Presentation, May 2012 Agenda 1. Vulcan’s Restructuring Initiative and Profit Enhancement Plan Are Expected to Significantly Enhance Shareholder Value 2. Vulcan Has Superior Aggregates Operations, Poised to Outperform in the Current Recovery 3. De-risked Balance Sheet Enhances Shareholder Value as EBITDA Grows 4. Market Uplift and Vulcan Performance Support Vulcan’s Recent Stock Price Levels 5. Vulcan is Committed to Reinstating Meaningful Dividend 6. Martin Marietta’s Offer Would Have Destroyed Value and Brought Higher Risk and Uncertainty Vulcan is Well-Positioned to Capitalize on Recent Initiatives and Market Recovery to Create Significant Value for Shareholders

Wall Street Analysts Have Embraced Vulcan's Significant Standalone Upside

Substantial Operating Leverage

- *"We like the steps taken to lower costs throughout the operation and improve efficiencies which should increase operating leverage through 2012." (Morgan Keegan, 17-Feb-2012)*
- *"We are pleased that the company remains focused on finding the $100 million of savings by 2013 on current volume…there is plenty of leverage possible with an eventual lift to volume." (Stifel Nicolaus, 27-Apr-2012)*

Profit Enhancement Plan Provides Incremental Upside

- *"Following recent meetings with senior management (during which we spent multiple hours reviewing specific COGS and SG&A opportunities and sensed management's comfort in reaching its targets), we have a high degree of confidence in VMC's ability to reach the $100mn of additional run-rate cost savings/operating leverage planned by mid-2013." (Susquehanna, 26-Apr-2012)*
- *"Management had previously announced multiple initiatives including $100 MM of incremental cost saving measures; $500 MM of non-core asset sales; and the possibility of raising the dividend. We think these initiatives are a positive sign that management is taking a more proactive approach to operating the business and expect that management will execute against these goals during the next 18 months." (RBC, 30-Mar-2012)*

Strong Trends Unfolding

- *"VMC 1Q results again provided strong encouragement on the early results of its restructuring programs…On the back of similarly impressive gains in 4Q, these results provide additional confidence in VMC's ability to achieve its cycle-over-cycle incremental profitability target (equivalent to $155mm of additional EBITDA) through its PEP program…." (Susquehanna, 26-Apr-2012)*
- *"We were encouraged by both the volume and margin improvement in Q1'12. Moreover, this marks the second consecutive quarter of showing appreciable YOY margin improvement in the company's core Aggregate division." (TRG, 27-Apr-2012)*
- *"Positive free cash, low dividend and asset sales erase liquidity concerns." (KeyBanc, 30-Apr-2012)*

Note: See Important Disclosure Notes—Additional Information. Permission to use quotations neither sought nor obtained.

Vulcan Materials Company
Shareholder Presentation, May 2012
3

4 Shareholder Presentation, May 2012 Vulcan’s Restructuring Initiative and Profit Enhancement Plan Are Expected to Significantly Enhance Shareholder Value

5 Shareholder Presentation, May 2012 Significant IT Investments and Restructuring Provided the Platform for the $100 Million Profit Enhancement Plan ERP Investment 2011 Restructuring Profit Enhancement Plan . $55 million in run-rate cost savings resulting from actions since 2010 . Overhead reductions implemented throughout 2011 - $25 million . Consolidation of 8 Divisions into 4 Regions - $30 million . Implementation costs continue to sunset . ERP will deliver additional cost savings . Shared service centers serve as a platform for future savings . $100 million in expected additional cost savings announced in February 2012 . $25 million from G&A (9% of SAG) . $75 million from sourcing and transportation (4% of COGS) . All savings expected to be at run-rate by mid-2013 Ongoing focus on cost improvement Completed Completed In Progress

6 Shareholder Presentation, May 2012 Vulcan’s Profit Enhancement Plan Is Expected to Create Significant Shareholder Value $55mm Savings 2011 Restructuring Initiatives $100mm Run-Rate Savings 2012 Profit Enhancement Plan $155mm Total Savings Combined Standalone Savings Creates operating efficiencies and cost savings within a credible timeframe Has received positive Wall Street reaction Source: Company Management Note: Realization of upsides discussed herein is not guaranteed. Should permanently improve profitability and reset mid-cycle EBITDA Vulcan Believes Profit Enhancement Plan: Completed In Progress

7 Shareholder Presentation, May 2012 Profit Enhancement Plan is On Track Note: All Profit Enhancement Plan (PEP) benefits are in addition to the $55mm previously achieved from the 2011 Restructuring Initiative. Realization of upsides discussed herein is not guaranteed – see .Forward Looking Statements. disclosure on slide 31. 1 290 2,120 SAG COGS G&A / support functions Strategic sourcing Plant operations Transport / logistics $100mm Cost base ($mm) Opportunity areas Total target: 25 (9% of SAG) 55 20 Additional opportunity (4% of COGS) Target (EBITDA, $mm) On track Savings identified in every support function Multiple pricing actions already completed Implementing local best practices company-wide Improvements already visible in Q1 results Profit Enhancement Plan is designed to permanently reduce costs and reset midcycle EBITDA to a new, higher level

8 Shareholder Presentation, May 2012 Vulcan Has Superior Aggregates Operations, Poised to Outperform in the Current Recovery Note: Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed – see .Forward Looking Statements. disclosure on slide 31.

9 Shareholder Presentation, May 2012 Vulcan Has Superior Aggregates Operations, Poised to Outperform in the Current Recovery Note: Prospective growth in population is from 2010 to 2020. Martin Marietta Lower Profitability and Lower Price and Volume Growth Higher Profitability and Higher Price and Volume Growth Vulcan Higher Aggregates Price Growth 3.6% CAGR since 2006 5.0% CAGR since 2006 Higher Aggregates Cash Gross Profit FY 2011 $3.10 per Ton FY 2011 $4.08 per Ton TTM Mar-2012 $3.06 per Ton TTM Mar-2012 $4.13 per Ton Higher Prospective Growth in Key End Markets Operations in 9 of the 25 Highest Growth MSAs Expected Increase of 9.2mm People in Top 5 States Operations in 18 of the 25 Highest Growth MSAs Expected Increase of 16.1mm People in Top 5 States

10 Shareholder Presentation, May 2012 Vulcan’s Non-Aggregates Businesses Have Considerable Upside Potential Source: Company filings Note: Results for 2006 pro forma to include Florida Rock. Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed – see .Forward Looking Statements. disclosure on page 31. (1) Vulcan’s non-aggregates businesses include concrete, asphalt mix and cement segments. (2) Martin Marietta’s non-aggregates segment principally includes magnesia-based chemical products and dolomitic lime. Vulcan¹ Martin Marietta² Share of Total Net Sales Non-Aggregates Net Sales Non-Aggregates Cash Gross Profit Share of Total Cash Gross Profit 2011 $815 34% $56 9% 2006 $1,787 40% $445 27% 2011 $201 13% $83 19% 2006 $151 8% $41 6%

11 Shareholder Presentation, May 2012 Q1 2012 Results Demonstrate Vulcan’s Superior Operating Leverage Source: Public filings. (1) Conversion of incremental sales to cash flow calculated as change in EBITDA divided by change in sales for the respective periods. Q1 2012 performance highlights Vulcan’s superior conversion of incremental sales to cash flow Y-o-Y Growth for the Quarter Ending March 31, Martin Vulcan Vulcan Marietta Advantage Net Sales + $44 + $60 ($16) Gross Profit + $29 + $1 + $28 Adjusted EBITDA 1 + $41 ($2) + $43 Conversion of Incremental Sales to Cash Flow 2 94% (4%) 97% Aggregates Tons (mm) + 2.8 + 1.7 + 1.1 Aggregates Cash Gross Profit + $18 N/A N/A

12 Shareholder Presentation, May 2012 Trailing Six Months and Twelve Months Results Also Demonstrate Vulcan’s Superior Operating Leverage Source: Public filings. (1) Conversion of incremental sales to cash flow calculated as change in EBITDA divided by change in sales for the respective periods. Vulcan’s superior conversion of incremental sales to cash flow is not a one quarter phenomenon Y-o-Y Growth Six Months Twelve Months Ending March 31, Ending March 31, Martin Martin Vulcan Marietta Vulcan Marietta Net Sales + $73 + $88 + $53 + $109 Gross Profit + $53 + $2 + $20 ($22) Adjusted EBITDA 1 + $73 ($4) + $38 ($39) Conversion of Incremental Sales to Cash Flow 2 100% (5%) 72% (36%) Aggregates Tons (mm) + 3.7 + 0.8 (1.0) (3.0) Aggregates Cash Gross Profit + $35 N/A ($3) N/A

13 Shareholder Presentation, May 2012 De-risked Balance Sheet Enhances Shareholder Value as EBITDA Grows

14 Shareholder Presentation, May 2012 De-risked Balance Sheet Provides Flexibility Through the Business Cycle Source: IBES as of 4-May-2012 (1) Line of credit is an Asset Based Lending facility: $600 million 5 year facility expiring December 2016. (2) IBES estimates for 2012E: $480 million EBITDA, $2,299 million net debt; IBES estimates for 2013E: $592 million EBITDA, $1,748 million net debt. . Significant financial and operational flexibility with limited near-term maturities . Favorable debt maturity profile with substantial liquidity: — Minimal maturities of $286 million over the next three years ($135 million in 2012, $151 million in 2013, $0 million in 2014) — $191 million cash on hand with no borrowing on $600 million line of credit1 . Limited financial covenants . Substantial flexibility/capacity to execute on monetization of non-core assets Net Debt / EBITDA per IBES2 4.8x 3.0x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x 2012E 2013E

Wall Street Analysts Expect Vulcan to Generate Significantly Higher EBITDA Growth Based on Analyst Mid-Cycle Estimates


Vulcan
$1,315
Analyst Mid-Cycle Estimates for Vulcan are More Conservative than for Martin Marietta, Relative to Past Peak
$1,188
236%
$354
Peak (2006)
2011A¹
Mid-Cycle²


Martin Marietta
$591
94%
$677
$349
Peak (2007)
2011A¹
Mid-Cycle²

Source: Public filings, Wall Street research

Note: Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed – see "Forward Looking Statements" disclosure on slide 31.

(1) Excludes unusual items – see reconciliation in appendix.

(2) Mid-cycle estimates based on the median of latest available mid-cycle analyst estimates from analysts who provide mid-cycle estimates for both Vulcan and Martin Marietta. Mid-cycle estimates from the following analysts were used for Vulcan: D.A. Davidson: $1,263mm, KeyBanc: $1,098mm, Jefferies: $1,188mm. Mid-cycle estimates from the following analysts were used for Martin Marietta: D.A. Davidson: $540mm, KeyBanc: $677mm, Jefferies: $720mm.

Vulcan Materials Company
Shareholder Presentation, May 2012
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16 Shareholder Presentation, May 2012 Analysts Expect Vulcan to Achieve More than Double Martin Marietta’s EBITDA Growth Rates as the Economy Recovers Source: IBES median estimates for 2012 and 2013 as of 4-May-2012 Note: Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed – see .Forward Looking Statements. disclosure on slide 31. (1) Excludes unusual items – see reconciliation in appendix. (2) Mid-cycle estimates based on the median of latest available mid-cycle analyst estimates from analysts who provide mid-cycle estimates for both Vulcan and Martin Marietta. Mid-cycle estimates from the following analysts were used for Vulcan: D.A. Davidson: $1,263mm, KeyBanc: $1,098mm, Jefferies: $1,188mm. Mid-cycle estimates from the following analysts were used for Martin Marietta: D.A. Davidson: $540mm, KeyBanc: $677mm, Jefferies: $720mm. EBITDA Projections 2011 = 100 Martin Marietta Vulcan $349 $354 2011¹ Analyst EBITDA Estimates ($ Millions) 2012 $375 $480 36% 7% 2013 $444 $592 23% 19% Martin Marietta Vulcan % Change Y-o-Y % Change Y-o-Y $677 94% Mid-Cycle² $1,188 236% % Change 2011 – Mid-Cycle % Change 2011 – Mid-Cycle 100 136 167 336 107 127 194 2011 2012 2013 Mid-Cycle²

De-risked Balance Sheet Further Enhances Shareholder Value as EBITDA Grows

	Implied Value at Mid-Cycle EBITDA			
	VMC	Upside vs. Current	MLM	Upside vs. Current
Comparable Mid-Cycle EBITDA [1]	$1,188		$677	
Historical EBITDA Multiple [2]	9.5x		9.0x	
Enterprise Value	$11,286	+ 41%	$6,093	+25%
2013E Net Debt [3]	(1,748)		(962)	
Equity Value	$9,538		$5,131	
Implied Price Per Share	**$73**	+ 75%	**$109**	+37%
Current Price Per Share	$41		$79	

As Vulcan grows EBITDA through the business cycle, the Company's financial leverage is expected to deliver to shareholders significantly greater return

Source: IBES median estimates as of 4-May-2012

Note: Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed – see "Forward Looking Statements" disclosure on slide 31.

(1) Mid-cycle estimates based on the median of latest available mid-cycle analyst estimates from analysts who provide mid-cycle estimates for both Vulcan and Martin Marietta. Mid-cycle estimates from the following analysts were used for Vulcan: D.A. Davidson: $1,263mm, KeyBanc: $1,098mm, Jefferies: $1,188mm. Mid-cycle estimates from the following analysts were used for Martin Marietta: D.A. Davidson: $540mm, KeyBanc: $677mm, Jefferies: $720mm.

(2) Historical EBITDA multiples based on averages during previous mid-cycle period from April 2002 to January 2007. Please see page 26 for more detail.

(3) 2013E net debt of $1,748mm for Vulcan and $962mm for Martin Marietta based on Wall Street consensus estimates.

Vulcan Materials Company
Shareholder Presentation, May 2012
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18 Shareholder Presentation, May 2012 Market Uplift and Vulcan Performance Support Vulcan’s Recent Stock Price Levels

19 Shareholder Presentation, May 2012 Market Uplift and Vulcan Performance Support Vulcan’s Recent Stock Price Levels . Vulcan’s stock price is up 23% since December 9, 2011, generally in-line with the stock price performance of its peers . Vulcan’s shares are trading higher driven by the Company’s improved earnings outlook and continued outperformance compared to analysts’ and investors’ expectations — Wall Street analysts’ target prices for Vulcan have increased 37% to $481 — Vulcan’s 2012 EBITDA estimates have increased 15%, compared to an average increase of 3% for Vulcan’s peers and a 1% decrease for Martin Marietta1 . We believe Vulcan’s business model and strong operating leverage will continue to benefit the Company through economic recovery cycles, and given current strategic initiatives, Vulcan is wellpositioned to further capitalize on the current recovery — Q4 2011 and Q1 2012 announced results demonstrate the strength of Vulcan’s earnings growth, underpinned by an economic recovery that is underway — Wall Street analysts have acknowledged Vulcan’s strong performance and improved outlook, as evidenced by the increase in price targets and EBITDA estimates Note: Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed – see .Forward Looking Statements. disclosure on page 31. (1) Since Martin Marietta’s offer.

20 Shareholder Presentation, May 2012 $30.00 $35.00 $40.00 $45.00 $50.00 12/09/11 01/14/12 02/20/12 03/28/12 05/04/12 Vulcan’s Current Trading Level is Generally in Line with Peer Performance Since Martin Marietta’s Offer Commenced Source: FactSet as of 4-May-2012 (1) Selected companies reflect industry peers. Implied Hypothetical Unaffected Stock Price Based on Average Peer Performance Relative Stock Price Performance Since December 9, 2011 Actual Vulcan trading prices since Martin Marietta offer Implied Vulcan trading price based on average performance of peers Selected Stock Price Companies1 Change Eagle Materials 55% Cemex 33% HeidelbergCement 21% Texas Industries 16% CRH 8% Lafarge 6% Holcim 4% Average 21% Martin Marietta 8% Vulcan 23%

21 Shareholder Presentation, May 2012 Vulcan Martin Eagle Heidelberg Holcim CRH Lafarge Texas Cemex Marietta Materials Cement Industries 15% (1%) 2% 2% 0% (2%) (2%) (2%) 39% (5%) 0% 5% 10% 15% 20% 25% Greater Increases in Analyst EBITDA Expectations Suggest Stronger Stock Price Performance for Vulcan vs. Peers Source: IBES as of 4-May-2012 (1) Reflects change from 9-December-2011 through 4-May-2012. Average: 3% 2012E Consensus EBITDA Change Since Martin Marietta’s Offer1

22 Shareholder Presentation, May 2012 Dec. 9, 2011 Current $35 $48 $10 $15 $20 $25 $30 $35 $40 $45 $50 $55 $60 Source: IBES as of 4-May-2012 (1) Reflects change from 9-December-2011 through 4-May-2012. Median Vulcan Price Target (per IBES)1 Vulcan’s Price Target Is Up 37% Since the Day Prior to Martin Marietta’s Offer vs. Vulcan’s 23% Market Price Increase

23 Shareholder Presentation, May 2012 Conclusion

24 Shareholder Presentation, May 2012 Summary 1. Vulcan’s Restructuring Initiative and Profit Enhancement Plan Are Expected to Significantly Enhance Shareholder Value 2. Vulcan Has Superior Aggregates Operations, Poised to Outperform in the Current Recovery 3. De-risked Balance Sheet Enhances Shareholder Value as EBITDA Grows 4. Market Uplift and Vulcan Performance Support Vulcan’s Recent Stock Price Levels 5. Vulcan is Committed to Reinstating Meaningful Dividend 6. Martin Marietta’s Offer Would Have Destroyed Value and Brought Higher Risk and Uncertainty Vulcan is Well-Positioned to Capitalize on Recent Initiatives and Market Recovery to Create Significant Value for Shareholders

25 Shareholder Presentation, May 2012 Appendix

26 Shareholder Presentation, May 2012 Annual Average Cyclical Period Average Mid Peak Trough 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 Apr '02 - Jan '07 Feb '07 - Aug '08 Sep '08 - Current Vulcan 8.4x 8.4x 8.6x 10.6x 11.1x 11.5x 11.8x 12.9x 19.6x 22.5x 9.5x 11.6x 18.1x Martin Marietta 7.5 8.0 8.8 9.7 10.8 12.8 10.5 11.0 14.1 13.1 9.0 12.0 12.6 0.0 10.0 20.0 30.0x May-02 May-03 May-04 May-05 May-06 May-07 May-08 May-09 May-10 May-11 May-12 0 300 600 900 $1,200 Vulcan LTM EBITDA Vulcan Martin Marietta Last 10 Years Historical LTM EBITDA Multiples Source: Factset as of 4-May-2012 Note: Dollars in millions Mid-Cycle Peak Trough EV / EBITDA Multiple EBITDA 20.8x 15.5x

Mid-Cycle EBITDA Approach Suggests Likely Value Destruction for Vulcan Shareholders

Illustrative Vulcan Shareholder Value Impact at Various Divestiture Sizes and Synergy Levels

Based On Mid Cycle EBITDA Estimates for Vulcan and Martin Marietta

Value Creation / (Destruction) for Vulcan Shareholders Relative to Vulcan's Value Proposition

0.50x Exchange Ratio / 58.0% Ownership

	Run-Rate Synergies	
	Midpoint of Vulcan View	Midpoint of Martin Marietta Claim
EBITDA Divested	$88	$225
$0	(7%)	(3%)
$50	(12%)	(8%)
$100	(17%)	(12%)
$150	(22%)	(17%)
$200	(27%)	(22%)

Calculation Shown on Page 28 (refers to $100 / $88: (17%))

Source: Wall Street research and public filings

Note: Analysis assumes historical EBITDA multiples based on averages during previous mid-cycle period from April, 2002 to January, 2007. Please see page 26 for more detail. Assumes Vulcan net debt of $1,748 million and ~130 million shares and Martin Marietta net debt of $962 million and ~47 million shares. Assumes synergies are capitalized at 6.8x based on 0% perpetuity growth rate, 9.0% cost of capital and 39% tax rate. Assumes after-tax costs to achieve synergies equal to 1.0x run-rate synergies. Assumes divested EBITDA grows 148% from 2012 to mid-cycle proportionate with growth of 2012E EBITDA of $480 million to Mid-Cycle EBITDA of $1,188 million. Assumes blended mid-cycle EBITDA multiple of 9.3x. Assumes EBITDA divested at 10.5x based on midpoint of 9x-12x range used in March 2, 2012 Longbow report. Assumes no tax basis and 39.0% tax rate. Reflects the aggregate of implied mid-cycle equity value and total value impact of synergies and divestitures multiplied by the pro forma ownership and divided by diluted share count of ~130 million.

Vulcan Materials Company

Shareholder Presentation, May 2012

27

Vulcan Approach: Mid-Cycle Valuation Suggests Even Greater Potential Value Destruction

Illustrative Implied Value to Vulcan

Comparable Mid-Cycle	VMC		MLM	Source of Key Assumptions
EBITDA	$1,188		$677	Based on average of like-analyst mid-cycle estimates
Multiple [1]	9.5x		9.0x	Historical average mid-cycle multiples
Implied Enterprise Value	$11,286		$6,093	
Per Share Value [2]	**$73**		**$109**	
Synergies – $88 mm Run-Rate				
Capitalized Value of Synergies [3]		$593		Mid-point of Vulcan synergies estimates
Costs to Achieve [4]		(88)		
Total Value Impact of Synergies		$506		
Divestitures – $100 mm of EBITDA				
Lost Future Value [5]		($2,306)		Potential divestitures
Sale Proceeds @ 10.5x [6]		1,050		
Value Lost From Tax Leakage @ 39% Tax Rate [7]		(410)		
Value Impact From Divestitures		($1,666)		
Vulcan Shareholder Value Impact [8]				
0.50x Exchange Ratio / 58% Ownership	**$60** / (17%)			**Value to Vulcan shareholders 17% below Vulcan's standalone proposition**

Source: Wall Street Research and public filings

(1) Historical EBITDA multiples based on averages during previous mid-cycle period from April, 2002 to January, 2007. Please see page 26 for more detail.

(2) Based on Vulcan 2013E net debt of $1,748 million and ~130 million shares and Martin Marietta 2013E net debt of $962 million and ~47 million shares.

(3) Assumes synergies are capitalized at 6.8x based on 0% perpetuity growth rate, 9.0% cost of capital and 39% tax rate.

(4) Assumes after-tax costs to achieve synergies equal to 1.0x run-rate synergies.

(5) Assumes divested EBITDA grows 148% from 2012 to mid-cycle proportionate with growth of 2012E EBITDA of $480 million to Mid-Cycle EBITDA of $1,188 million. Assumes blended mid-cycle EBITDA multiple of 9.3x.

(6) Assumes EBITDA divested at 10.5x based on midpoint of 9x-12x range used in March 2, 2012 Longbow report.

(7) Assumes no tax basis and 39.0% tax rate.

(8) Reflects the aggregate of implied mid-cycle equity value and total value impact of synergies and divestitures multiplied by the pro forma ownership and divided by diluted share count of ~130 million.

Vulcan Materials Company
Shareholder Presentation, May 2012
28

Appendix – Vulcan Reconciliation

Reconciliation of Non-GAAP Financial Measures
Amounts in millions of dollars

Generally Accepted Accounting Principles (GAAP) does not define "cash gross profit" and "Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)." Thus, they should not be considered as an alternative to any earnings measure defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analysis, and for shareholders who need to understand the metrics we use to assess performance. The investment community often uses these metrics as indicators of a company's ability to incur and service debt. We use cash gross profit, EBITDA and other such measures to assess the operating performance of our various business units and the consolidated company. We do not use these metrics as a measure to allocate resources or as liquidity measures. Reconciliations of these metrics to their nearest GAAP measures are presented below:

Cash gross profit
Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

EBITDA
EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	12 months ending 3/31/12	6 months ending 3/31/12	Q1/2012	2011	Q4/2011	12 months ending 3/31/11	6 months ending 3/31/11	Q1/2011	2010	Q4/2010	Q1 2010	2009	2008	2007	2006	2005	2004	2003
Net earnings (loss)	(68.2)	(79.9)	(52.1)	(70.8)	(27.8)	(112.5)	(101.6)	(54.7)	(96.5)	(46.9)	(38.7)	30.3	0.9	450.9	470.2	389.0	288.7	195.0
Provision (benefit) for income taxes	(79.4)	(69.0)	(38.4)	(78.4)	(30.6)	(92.9)	(65.7)	(37.4)	(89.7)	(28.3)	(34.2)	(37.8)	71.7	204.4	223.3	136.6	114.9	97.6
Interest expense, net	227.3	105.7	52.3	217.2	53.4	179.7	88.5	42.3	180.7	46.2	43.3	173.0	169.7	41.6	20.1	20.5	34.6	49.6
Discontinued operations, net of tax	0.4	(3.1)	(5.0)	(4.5)	1.9	(10.2)	(9.0)	(9.9)	(6.0)	0.9	(5.7)	(11.7)	2.4	12.2	10.0	(44.9)	(26.2)	23.7
Cumulative effect of accounting change	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	18.8
EBIT	80.1	(46.3)	(43.2)	63.5	(3.1)	(36.0)	(87.9)	(59.8)	(11.5)	(28.1)	(35.4)	153.8	244.7	709.1	723.6	501.2	412.0	384.7
Plus: Depr., depl., accretion and amort.	356.3	173.2	85.2	361.7	88.0	378.5	183.5	90.6	382.1	92.9	94.2	394.6	389.1	271.5	226.4	222.4	211.3	216.1
EBITDA	436.4	126.9	42.0	425.2	84.9	342.5	95.6	30.8	370.6	64.8	58.8	548.4	633.8	980.6	950.0	723.6	623.3	600.8
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	252.7	-	-	-	-	-
Legal settlement	(20.90)	-	-	(46.4)	-	14.50	(25.5)	(25.5)	40.0	-	-							
Restructuring and exchange offer expenses	25.3	22.3	10.1	15.2	12.2	-	-	-										
Sale of non-strat. Asset	(45.7)	(6.0)	(6.0)	(39.7)	-	-	-	-	-	-		-	-	-	-	-	-	-
Adjusted EBITDA	395.1	143.2	46.1	354.3	97.1	357.0	70.1	5.3	410.6	64.8	58.8	548.4	886.5	980.6	950.0	723.6	623.3	600.8
Florida Rock EBITDA	-	-	-	-	-		-	-	-	-	-	-	-	221.1	394.1	322.2	237.0	188.0
Pro Forma EBITDA	395.1	143.2	46.1	354.3	97.1	357.0	70.1	5.3	410.6	64.8	58.8	548.4	886.5	1,201.7	1,344.1	1,045.8	860.3	788.8

*Pro forma to include pre-acquisition Florida Rock cash gross profit.

	12 months ending 3/31/12	6 months ending 3/31/12	Q1/2012	2011	Q4/2011	12 months ending 3/31/11	6 months ending 3/31/11	Q1/2011	2010	Q4/2010	Q1 2010	2009	2008	2007*	2006*	2005	2004	2003
Aggregates Segment Cash Gross Profit																		
Aggregates Segment Gross Profit	329.5	113.2	34.0	306.2	79.2	315.5	68.4	10.7	320.2	57.7	15.4	393.3	657.6					
Agg. Depr., depl., accretion and amort.	272.6	131.2	64.9	277.8	66.3	289.9	140.5	70.1	293.0	70.4	73.2	312.2	310.8					
Aggregates Segment Cash Gross Profit	602.1	244.4	98.9	584.0	145.5	605.4	208.9	80.8	613.2	128.1	88.6	705.5	968.4	1,238.2	1,199.0			
Aggregate Tons	145.8	64.0	29.5	143.0	34.5	146.9	60.4	26.7	147.6	33.7	27.4	150.9	204.3					
Aggregates Segment Cash Gross Profit Per Ton	4.13	3.82	3.35	4.08	4.22	4.12	3.46	3.03	4.14	3.80	3.23	4.68	4.74					
Cash Gross Profit, All Other Segments	61.6	21.8	6.8	56.3	15.0	60.2	15.6	1.5	63.7	14.1	5.0	130.2	167.7	359.3	444.7			
Total Cash Gross Profit																		
Gross Profit	313.0	96.4	22.0	283.9	74.4	292.7	43.6	(7.1)	300.7	50.7	0.9	446.0	749.7					
Plus: Seg. D,D & A	285.9	105.0	18.9	356.4	86.1	372.9	180.9	89.4	376.2	91.5	92.7	389.7	386.4					
Plus: Corporate D,D & A	5.4	3.1	1.3	5.3	1.8	5.6	2.6	1.2	5.9	1.4	1.5	4.9	2.7					
Cash Gross Profit	604.3	204.5	42.2	645.6	162.3	671.2	227.1	83.5	682.8	143.6	95.1	840.6	1,138.8	1,599.9	1,645.7			
Selling, Admin. & General																		
Selling, Admin. & General, as reported	277.4	136.6	64.9	290.0	71.7	318.5	157.6	77.5	327.5	80.1	86.5	321.6	342.6	289.6				
FRK pro forma	-	-	-		-	-			-	-	-			84.5				
Total	426.6	136.6	64.9	290.0	71.7	318.5	157.6	77.5	327.5	80.1	86.5	321.6	342.6	374.1				
Real estate contribution	-	-	-			(9.2)	-	-	(9.2)			(5.6)						
R&D (MLM excl. R&D)	(0.7)	(0.1)	-	(1.1)	(0.1)	(2.4)	(0.8)	(0.4)	(1.6)	(0.4)	0.4	(1.5)	(1.5)	(1.6)				
Adjusted Selling, Admin. & General	425.9	136.5	64.9	288.9	71.6	306.9	156.8	77.1	316.7	70.5	86.9	314.5	341.1	372.5				

Vulcan Materials Company
Shareholder Presentation, May 2012
29

Appendix – Martin Marietta Reconciliation

Reconciliation of Non-GAAP Financial Measures
Amounts in millions of dollars

Cash gross profit
Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

EBITDA
EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	12 months ending 3/31/12	6 months ending 3/31/12	Q1 2012	2011	Q4 2011	12 months ending 3/31/11	6 months ending 3/31/11	Q1 2011	2010
Consolidated Net Earnings	63.6	(22.6)	(37.7)	83.6	15.1	105.8	(2.5)	(17.7)	98.7
Provision for Income Taxes	17.3	(10.8)	(9.9)	21.0	(0.9)	29.7	(3.9)	(6.2)	30.9
Interest Expense	53.9	26.8	13.5	58.6	13.3	69.0	35.1	18.2	68.4
Discontinued Operations, net of tax	(4.9)	(5.8)	0.6	(4.0)	(6.4)	1.8	0.3	1.5	0.2
Accounting Change	-	-		-	-	0.0	-	-	-
EBIT	129.9	(12.4)	(33.5)	159.2	21.1	206.3	29.0	(4.2)	198.2
Depreciation, depletion, and amortization expense	174.5	88.1	44.4	173.4	43.7	179.9	88.9	43.3	181.5
EBITDA	304.4	75.7	10.9	332.6	64.8	386.2	117.9	39.1	379.7
Unsolicited exchange offer expenses	37.9	37.9	25.9	12.0	12.0	-	-	-	-
Restructuring charges	4.4	-	-	4.4	-	-	-	-	-
Adjusted EBITDA	346.7	113.6	36.8	349.0	76.8	386.2	117.9	39.1	379.7

	Q4 2010	Q1 2010	2009	2008	2007	2006	2005	2004	2003
Consolidated Net Earnings	15.2	(24.8)	88.2	179.8	263.3	245.4	192.7	129.2	93.6
Provision for Income Taxes	2.3	(5.0)	26.0	72.1	115.4	106.7	74.2	57.7	46.9
Interest Expense	16.9	17.6	73.5	74.3	60.9	40.4	42.6	42.7	42.6
Discontinued Operations, net of tax	(1.2)	(0.1)	(3.5)	(4.7)	(2.1)	(2.0)	5.8	1.1	8.9
Accounting Change	-	-	-	-	-	-	-	-	6.9
EBIT	33.2	(12.3)	184.1	321.4	437.5	390.5	315.3	230.7	198.9
Depreciation, depletion, and amortization expense	45.6	45.0	179.4	171.1	150.3	141.4	138.3	132.9	139.6
EBITDA	78.8	32.7	363.5	492.6	587.8	531.9	453.5	363.5	338.5
Unsolicited exchange offer expenses	-								
Restructuring charges	-								
Adjusted EBITDA	78.8	32.7							

	12 months ending 3/31/12	6 months ending 3/31/12	Q1 2012	2011	Q4 2011	12 months ending 3/31/11	6 months ending 3/31/11	Q1 2011	2010
Aggregates Segment Cash Gross Profit									
Aggregates Segment Gross Profit	229.2	59.3	6.6	230.0	52.7	265.7	64.6	7.4	264.3
Agg. Depr., depl., accretion and amort.				157.2					163.9
Aggregates Segment Cash Gross Profit				387.2					428.2
Aggregates Tons	126.8	54.9	25.0	125.1	29.9	129.8	54.1	23.3	130.0
Aggregates Segment Cash Gross Profit Per Ton				3.10					3.29
Specialty Products Cash Gross Profit				82.5					70.1
Total Cash Gross Profit									
Gross Profit	303.1	93.70	23.8	302.0	69.9	324.8	91.3	22.7	321.7
Plus: Seg. D,D & A				164.3					172.2
Cash Gross Profit				466.3					494.0

	Q4 2010	Q1 2010	2009	2008	2007	2006	2005	2004	2003
Aggregates Segment Cash Gross Profit									
Aggregates Segment Gross Profit	57.2	6.0	289.6	432.8	529.4	496.8			
Agg. Depr., depl., accretion and amort.			160.3	149.3	131.6	122.6			
Aggregates Segment Cash Gross Profit			449.9	582.1	661.0	619.4			
Aggregates Tons	30.8	23.5	123.4	159.4	182.3	198.5			
Aggregates Segment Cash Gross Profit Per Ton			3.65	3.65	3.63	3.12			
Specialty Products Cash Gross Profit			53.1	84.9	50.3	41.2			
Total Cash Gross Profit									
Gross Profit	68.6	19.6	331.6	470.5	568.2	522.5			
Plus: Seg. D,D & A			167.8	157.3	138.5	130.3			
Cash Gross Profit			499.4	627.8	706.7	652.8			

Vulcan Materials Company
Shareholder Presentation, May 2012
30

31 Shareholder Presentation, May 2012 Important Disclosure Notes – Forward Looking Statements This presentation contains forward-looking statements. Statements that are not historical fact, including statements about Vulcan's beliefs and expectations, are forward-looking statements. Generally, these statements re-late to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings (including EBITDA and other measures), dividend policy, shipment volumes, pricing, levels of capital expenditures, intended cost reductions and cost savings, anticipated profit improvements and/or planned divestitures and asset sales. These forward-looking statements are sometimes identified by the use of terms and phrases such as "believe," "should," "would," "expect," "project," "estimate," "anticipate," "intend," "plan," "will," "can," "may" or similar expressions elsewhere in this document. These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC. Forward-looking statements are not guarantees of future performance and actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan's business, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks that Vulcan's intentions, plans and results with respect to cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions adopted by Vulcan, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired; uncertainties as to the timing and valuations that may be realized or attainable with respect to intended asset sales; future events relating to Martin Marietta's unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan's industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan's products; incurred and potential costs associated with Martin Marietta's unsolicited takeover attempt and proxy contest; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan's below investment grade debt rating on Vulcan's cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan's ability to secure and permit aggregates reserves in strategically located areas; Vulcan's ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law. Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Vulcan is not waiving any other defenses that may be available under applicable law.

32 Shareholder Presentation, May 2012 ADDITIONAL INFORMATION This presentation does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval. In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation ("Martin Marietta"), Vulcan Materials Company ("Vulcan") has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta's unsolicited offer will also be available for free under the "Investor Relations" tab of Vulcan's corporate website http://www.vulcanmaterials.com. ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS In addition, Vulcan has filed a definitive proxy statement and a WHITE proxy card with the SEC with respect to the 2012 Annual Meeting of Shareholders. The definitive proxy statement and WHITE proxy card has been mailed to shareholders of Vulcan. Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting. INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov. Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials filed with the SEC in connection with Vulcan's 2012 Annual Meeting. Information regarding the direct and indirect beneficial ownership of Vulcan's directors and executive officers in Vulcan's securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012, and its Quarterly Report on Form 10-Q for the first quarter ended March 31, 2012, filed on May 2, 2012. Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge under the "Investor Relations" tab of our corporate website at www.vulcanmaterials.com. Important Disclosure Notes – Additional Information